Goulston & Storrs, A Professional Corporation

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED AS TO INFORMATION INDICATED ON PAGE 10 OF THIS LETTER

May 25, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20459

Attn:	Stephen G. Krikorian, Accounting Branch Chief

Re:	Sohu.com Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed on February 28, 2012

File No. 000-30961

Dear Mr. Krikorian:

We are transmitting this letter on behalf of our client Sohu.com Inc. (“Sohu”) in response to the comments contained in a letter from the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to Ms. Carol Yu, Co-President and Chief Financial Officer of Sohu, dated May 11, 2011 (the “Comment Letter”), regarding Sohu’s Form 10-K for the year ended December 31, 2011 (the “Form 10-K”). A written statement from Sohu making certain acknowledgments in connection with this letter and the Form 10-K is being submitted separately to the Staff.

Sohu’s responses to the Comment Letter are set forth below. The comments are numbered so as to correspond to the comment numbers in the Comment Letter.

RESPONSES TO COMMENT LETTER

Form 10-K for Fiscal Year Ended December 31, 2011

Risk Factors

General

Staff Comment

1.	We note your disclosures beginning on page 48 regarding the potential risks associated with conducting your business through VIE contractual arrangements. Please tell us which entity or individual(s) has possession and control over your corporate chops, seal or other controlling intangible assets. Describe the internal controls over safeguarding these assets against unauthorized access including those individuals that have custody and authorized access to them. For example, indicate if the chops are in the custodianship of a third-party (e.g., bank safety deposit box) and/or if a member of the board of directors (e.g., audit committee member) approval or presence is required to access them. In the absence of related safeguards, tell us what consideration you gave to any impact on your internal controls. Tell us what consideration you gave to including a separate risk factor discussion to describe the purpose of these assets and what it would mean for your corporate structure and operations should you lose control over these assets.

Securities and Exchange Commission

May 25, 2012

Sohu Response

Sohu advises the Staff supplementally that Sohu’s internal controls with respect to seals and chops are documented in a Company chop management policy (which is written in Chinese) that applies to all company seals and chops, including those of all subsidiaries and VIEs in the Sohu Group, and that there are no other controlling intangible assets. Sohu maintains corporate seals, contract chops, finance chops, HR chops, and branch company chops that are necessary, in accordance with PRC practices and law, for documentation and filings in the areas to which they apply. Corporate seals and contract chops are kept in the custody of the legal department, finance chops are kept in the custody of the finance department, HR chops are kept in the custody of the HR department, and branch company chops are kept in the custody of either the legal department or the finance department, depending on their intended use. Under Sohu’s policies, all of these seals and chops (i) are kept in locked safes on the Company’s premises when not in use, (ii) may be removed from the safes and used only pursuant to written procedures requiring approval by both the custodian designated within the applicable department and by the supervisor of the person requesting use of the seal or chop or by the Company’s chief executive officer, and (iii) may be removed from the Company’s premises only in limited circumstances, with the approval of a senior level employee of the Company, in addition to the custodian and supervisor of the person requesting removal.

In addition to the policies discussed above, the Company’s internal controls over financial reporting include explicit provisions with respect to approval of all of the Company’s business contracts and the related use of seals and chops for such contracts, as well as approval procedures requiring the board of directors’ approval for major contracts, and audit committee approval for related-party transactions. Such internal controls include a detailed authorization matrix regarding required approvals for the use of seals and chops. The approval chain follows the Company’s overall management structure with respect to operations within each business line. For contracts involving significant transactions, the Company’s authorization matrix requires approval by the Company’s senior management. All use of seals and chops is tracked through a required chop application form, which is monitored by the Company’s legal department and reviewed by a designated in-house lawyer.

There is no specific policy requiring audit committee or board of directors approval of the use of seals or chops, except to the extent that the need for such approval is in effect implied by the Company’s requirements for audit committee or board of directors approval of the underlying transaction for which the seal or chop will be used.

Securities and Exchange Commission

May 25, 2012

The Company believes that these policies are effective in providing protection of its seals and chops, and has not considered it necessary to include in its filings to date any risk factors specifically related to the purpose of the seals and chops or their possible misuse. In view of recently publicized cases regarding the misuse or theft of chops in China, however, the Company may decide to include such a risk factor in its future filings.

Risks Related to Our Business

Our operating results are likely to fluctuate significantly…., page 34

Staff Comment

2.	We note that you have referred to your reliance on the operation of Changyou’s TLBB game and that interruptions of the game’s operation could adversely affect you. Please tell us what consideration you have given to disclosing in this risk factor, and within the overview of MD&A, the extent to which the company depends upon Changyou for what appears to be a significant portion not just of revenue, but of net income and operating cash flows.

Sohu Response

Sohu wishes to respectfully advise the Staff that Sohu has disclosed the percentage that revenue from Changyou’s TLBB game represents of the Sohu Group’s total revenue and the Sohu Group’s online game revenue in Note 22 - Concentration Risks - Operation Risk, on Page F-62. Sohu wishes to further advise the Staff supplementally that Sohu has not found it necessary to specifically mention in either this risk factor or in MD&A the Company’s dependence on Changyou for a significant portion of its revenues or net income, in view of the fact that the significance of Changyou and Changyou’s online game business to Sohu’s overall results of operations and financial condition is reflected on the face of Sohu’s financial statements, Note 3 - Segment Information and the disclosure in Note 22 - Concentration Risks mentioned above. In view of the Staff’s suggestion, however, Sohu will include in future filings more specific disclosure as to Changyou’s contribution to Sohu’s revenue, net income and operating cash flows in a risk factor and in MD&A.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 85

Staff Comment

3.	In future filings, please consider expanding your “Overview” section to include a discussion of management’s perspective on your business. This section should provide an executive level overview of the Company to provide context for the remainder of the MD&A discussion. You should identify the factors that your executives focus on in evaluating financial condition and operating performance, including any known trends, demands, events, commitments, or uncertainties. To the extent any of these factors are expected to have material effects on your operations, please address the material risks and challenges facing your company and how management is dealing with such issues. For example, we note issues such as competition, potential regulatory restrictions on your lines of business, and the development and growth of lines of new lines of business or products appear to be material matters for management. We refer you to guidance in Section III.B.3 of the “Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” SEC Release No. 33-8350.

Securities and Exchange Commission

May 25, 2012

Sohu Response

Sohu advises the Staff supplementally that it has considered the Staff’s suggestion and will include expanded disclosure in the Overview section of its MD&A in future filings, in accordance with the Staff’s comment and SEC Release No. 33-8350.

Liquidity and Capital Resources

Restriction on Cash Transfers to Sohu.com Inc., page 110

Staff Comment

4.	We note your disclosures regarding the ability of Changyou’s subsidiaries to make dividend payments due to the VIE structure. Please explain to us why this discussion is limited to Changyou. In this regard, we note that similar concerns would appear to apply to Sohu.com Limited and its subsidiaries.

Sohu Response

Sohu wishes to advise the Staff supplementally that the referenced discussion is limited to Changyou because substantially all of Changyou’s operations are conducted through Changyou’s VIEs and, although Changyou’s subsidiaries receive a majority of the VIEs’ profits pursuant to the various contractual agreements between the VIEs and the subsidiaries, significant cash balances remain in the VIEs. For Sohu apart from Changyou, on the other hand, although the VIEs generate revenue and cash during their operations, due to significant costs involved in these VIEs’ operations, they have minimal profit and cash balances, and their operating cash flow is negative.

Hence, the cash within these non-Changyou VIEs is not material to Sohu. In future filings, Sohu plans to add a specific disclosure clarifying this distinction and, in the event the impact of Sohu’s non-Changyou VIEs becomes more significant in the future, to add similar disclosure to that currently applicable to Changyou’s VIEs.

Staff Comment

5.	Your disclosure indicates that PRC regulations permit dividend payments from a PRC subsidiary only out of accumulated profits as determined in accordance with PRC accounting standards. Please tell us and disclose any significant differences between retained earnings as calculated pursuant to PRC accounting standards and regulations as compared to retained earnings presented in your financial statements.

Securities and Exchange Commission

May 25, 2012

Sohu Response

Sohu wishes to advise the Staff supplementally that, while there are various differences between U.S. GAAP and PRC accounting standards in the calculation of earnings, the only significant difference between retained earnings as calculated pursuant to PRC accounting standards for purpose of determining amounts available for dividend payments by Sohu’s PRC subsidiaries under PRC law as compared to retained earnings as presented in Sohu’s consolidated financial statements as of December 31, 2011 relates to Sohu’s sale in 2011 of its 17173.com to Changyou. As the Staff is aware, under U.S. GAAP, Sohu.com Inc. and its wholly-owned and majority-owned subsidiaries and VIEs are consolidated in Sohu’s consolidated finical statements. The applicable PRC regulations, however, require that the amount available for payment of dividends be calculated on an entity-by-entity basis. Under U.S. GAAP, the 17173.com sale was treated as a transaction between entities under common control and no profit was recognized for the sale in Sohu’s consolidated finical statements, notwithstanding the fact that the assets sold exceeded their carrying values, and therefore the sale had no impact on Sohu’s consolidated retained earnings. For the purpose of calculating the amount available for payment of dividends pursuant to the PRC regulations, on the other hand, profit was recognized at the level of individual PRC entities which sold 17173.com-related assets to entities in the Changyou group, and such individual entities’ retained earnings increased for PRC purposes accordingly. The receiving Changyou entities recognized the 17173.com-related assets based on the amounts of the payments that they made to the Sohu Group entities, which resulted in no impact on their retained earnings. In future filings, Sohu plans to add a specific disclosure clarifying this difference.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-12

Staff Comment

6.	We note your disclosure regarding your advertising contracts and the adoption of ASU 2009-13. Please tell us more about the deliverables included in your advertising contracts, your accounting for these contracts prior to adoption and tell us about your accounting upon adoption of ASU 2009-13. Please describe the significant factors, inputs, assumptions and methods used to determine estimated selling price for your deliverables and tell us what consideration you gave to disclosing how you determined estimated selling price. As part of your response, please tell us whether the adoption of ASU 2009-13 was material to your 2011 financial statements.

Sohu Response

The Company provides advertisement placements to its advertising customers on the Company’s different Website channels and in different formats, which can include, among other things, banners, links, logos, buttons, rich media, pre-roll and post-roll video screens, pause video screens and content integration, which can be delivered at different times as specified in the contracts with the customers. The performance of Sohu’s advertising sales teams is assessed on a quarterly basis, which has had the effect, both before and after adoption of ASU 2009-13, of causing most of Sohu’s advertising contracts to have terms that commenced and ended within one calendar quarter.

Securities and Exchange Commission

May 25, 2012

Before 2011, considering that almost all of the elements were delivered within one calendar quarter, Sohu treated all elements of advertising contracts as one single unit of accounting for revenue recognition purposes. In 2011, the number of advertising contracts that covered more than one quarter was less than 2% of the total number of advertising contracts, and the revenues from advertising contracts that covered more than one quarter was approximately 1% of total advertising revenues. Hence Sohu considered the impact of adoption of ASU 2009-13 to be immaterial and chose to not highlight in detail how the selling price was determined. To the extent that there are more contracts with deliverables covering more than one quarter in the future, Sohu advises the Staff supplementally that it will include such specific disclosure in future filings.

Hence the impact of adoption of ASU 2009-13 was immaterial to Sohu.

Note 10. Goodwill, page F-33

Staff Comment

7.	We note your disclosure on page F-34 that you “engaged an independent valuation firm to perform [certain] goodwill impairment tests.” Please describe the nature and extent of the independent valuation firm’s involvement in your goodwill impairment testing for the Focus Yiju, Wireless, Sogou and Shanghai Jingmao reporting units. Please see Question 141.02 of our Compliance and Disclosure Interpretations related to Securities Act filings at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm for guidance.

Sohu Response

Sohu wishes to advise the Staff supplementally that in order to facilitate the management’s preparation of its goodwill impairment testing for the Focus Yiju, Wireless, Sogou and Shanghai Jingmao reporting units, Sohu relied in part on valuation reports prepared by independent valuation firms to determine fair values of equity interests and intangible assets of the reporting units based on a methodology, assumptions and data approved and provided by Sohu. Because the determination of fair value was ultimately made by the Company’s management, Sohu intends, in reliance on Question 141.02 of the Compliance and Disclosure Interpretations, to make no reference in future filings to outside firms unless their involvement in any impairment testing is more extensive or Sohu wishes to cite such firms as experts in the context of any such determinations.

Note 14. VIEs, page F-42

Staff Comment

8.	We note your general references to the contractual agreements that have been entered into between the company and its VIEs. For each of the significant contractual agreements, please revise your disclosure in future filings to provide a concise summary of the agreements and provide additional details including, but not limited to, the contractual term of each contract, whether each contract is renewable including which party has the renewal rights and whether any party has a right to terminate the contract. Please include in your response your proposed revised disclosure.

Securities and Exchange Commission

May 25, 2012

Sohu Response

Sohu will revise its disclosure in future filings as suggested by the Staff. To the extent it continues to be applicable, the revised disclosure in future filings with respect to the significant contractual agreements for Sohu’s VIEs would be substantially as follows:

“The following is a summary of the significant agreements currently in effect:

Agreements between VIEs and Nominee Shareholders

Loan and equity pledge agreements between Sohu Era and the respective shareholders of High Century and Sohu Entertainment: These loan agreements provide for loans to the shareholders of High Century and Sohu Entertainment for them to make contributions to the registered capital of High Century and Sohu Entertainment in exchange for the equity interests in High Century and Sohu Entertainment, and under these pledge agreements the shareholders pledge those equity interests to Sohu Era as security for the loans. The loan agreements include powers of attorney that give Sohu Era the power to appoint nominees to act on behalf of the shareholders of High Century and Sohu Entertainment in connection with all actions to be taken by High Century and Sohu Entertainment. Pursuant to the loan agreements, the shareholders executed in blank transfers of their equity interests in High Century and Sohu Entertainment, which transfers are held by the Company’s legal department and may be completed and effected at Sohu Era’s election.

Loan and equity pledge agreements between Sogou Tech and the shareholders of Sogou Information. These loan agreements provide for loans to the shareholders Sogou Information for them to make contributions to the registered capital of Sogou Information in exchange for the equity interests in Sogou Information, and under the pledge agreements the shareholders pledge those equity interests to Sogou Tech as security for the loans. The loans are interest free and are repayable on demand, but the shareholders can only repay the loans by transferring to Sogou Tech their equity interests in Sogou Information.

Exclusive equity interest purchase right agreements between Sogou Tech, Sogou Information and the shareholders of Sogou Information. Pursuant to these agreements, Sogou Tech and any third party designated by it have the right, exercisable at any time when it becomes legal to do so under PRC law, to purchase from the shareholders of Sogou Information all or any part of their equity interests at a purchase price equal to the shareholders’ initial contributions to registered capital.

Powers of Attorney executed by the shareholders of Sogou Information in favor of Sogou Tech with a term of 10 years, extendable at the request of Sogou Tech. These powers of attorney give Sogou Tech the right to appoint nominees to act on behalf of each of the two Sogou Information shareholders in connection with all actions to be taken by Sogou Information.

Securities and Exchange Commission

May 25, 2012

Business operation agreement among Sogou Tech, Sogou Information and the shareholders of Sogou Information. The agreement sets forth the right of Sogou Tech to control the actions of the shareholders of Sogou Information. The agreement has a term of 10 years, renewable at the request of Sogou Tech.

Loan agreements and equity pledge agreements between AmazGame and the shareholders of Gamease and between Gamespace and the shareholders of Guanyou Gamespace. The loan agreements provide for loans to the shareholders of Gamease and Guanyou Gamespace, respectively, for them to make contributions to the registered capital of Gamease and Guanyou Gamespace in exchange for the equity interests in Gamease and Guanyou Gamespace, respectively. Under the equity pledge agreements the shareholders of Gamease and Guanyou Gamespace, respectively, pledge to AmazGame and Gamespace, respectively, their equity interests in Gamease and Guanyou Gamespace, respectively, to secure the performance of their obligations under the loan agreements and Gamease’s and Guanyou Gamespace’s obligations to AmazGame and Gamespace under their business agreements. The loans are interest free and are repayable on demand, but the shareholders can only repay the loans by transferring to AmazGame and Gamespace, respectively, their equity interests in Gamease and Guanyou Gamespace.

Equity interest purchase right agreements between AmazGame and the shareholders of Gamease and between Gamespace and the shareholders of Guanyou Gamespace. Pursuant to these agreements, AmazGame and Gamespace, respectively, have the right, and any third party designated by them has the right, exercisable at any time when it becomes legal to do so under PRC law, to purchase from the shareholders of Gamease and Guanyou Gamespace, respectively, all or any part of their equity interests at a purchase price equal to their initial contributions to registered capital.

Powers of attorney executed by the shareholders of Gamease in favor of AmazGame and the shareholders of Guanyou Gamespace in favor of Gamespace, with a term of 10 years. These powers of attorney give AmazGame and Gamespace, respectively, the exclusive right to appoint nominees to act on behalf of the shareholders in connection with all actions to be taken by Gamease and Guanyou Gamespace, respectively.

Business operation agreements between AmazGame and the shareholders of Gamease and between Gamespace and the shareholders of Guanyou Gamespace. This agreement sets forth the right of AmazGame and Gamespace, respectively, to control the actions of the shareholders of Gamease and Guanyou Gamespace, respectively. The agreements have a term of 10 years.

Call option agreement among ICE Information, Shanghai ICE and Shanghai ICE shareholders. This agreement provides to ICE Information and any third party designated by ICE Information the right, exercisable at any time when it becomes legal to do so under PRC law, to purchase from the shareholders all or any part of their shares in Shanghai ICE or purchase from Shanghai ICE all or part of its assets or business at the lowest purchase price permissible under PRC law. The agreement is terminable only if ICE Information is dissolved.

Securities and Exchange Commission

May 25, 2012

Share pledge agreement among ICE Information, Shanghai ICE and the shareholders of Shanghai ICE. Under this agreement the shareholders pledge to ICE Information their equity interests in Shanghai ICE to secure the performance of their obligations under the call option agreement and Shanghai ICE’s obligations to ICE Information under their business agreements.

Business operation agreement among ICE Information, Shanghai ICE and the shareholders of Shanghai ICE. This agreement sets forth the right of ICE Information to control the actions of the shareholders of Shanghai ICE. The agreement is terminable only if ICE Information is dissolved.

Business Arrangements Between Subsidiaries and VIEs

Business cooperation agreements between Sohu Era and Sohu Internet and between Sogou Tech and Sogou Information. Pursuant to these agreements Sohu Era and Sogou Tech, respectively, provide technical consultation, content purchasing and other related services to Sohu Era and Sogou Information, respectively, in exchange for a percentage of the gross income, after deduction of related costs and expenses, of Sohu Era and Sogou Tech, respectively. The agreement between Sohu Era and Sohu Internet has a term of one year, and the agreement between Sogou Tech and Sogou Information has a term of 10 years, renewable at the request of Sogou Tech.

Exclusive technology consulting and service agreement between Sogou Tech and Sogou Information. Pursuant to this agreement Sogou Tech has the exclusive right to provide technical consultation and other related services to Sogou Information in exchange for a certain amount of service fee, with a term of 10 years, renewable at request of Sogou Tech.

Technology support and utilization agreements between AmazGame and Gamease and between Gamespace and Guanyou Gamespace. Pursuant to these agreements, AmazGame and Gamespace, respectively, have the exclusive right to provide certain product development and application services and technology support to Gamease and Guanyou Gamespace, respectively, for a fee equal to a predetermined percentage of Gamease’s and Guanyou Gamespace’s respective revenues. These agreements will be terminated only when AmazGame and Gamespace are dissolved.

Services and maintenance agreements between AmazGame and Gamease between Gamespace and Guanyou Gamespace. Pursuant to these agreements, AmazGame and Gamespace, respectively, provide marketing, staffing, business operation and maintenance services to Gamease and Guanyou Gamespace, respectively, in exchange for a fee equal to the cost of providing such services plus a predetermined margin. These agreements will be terminated only when AmazGame and Gamespace are dissolved.

Exclusive business cooperation agreement between ICE Information and Shanghai ICE. This agreement sets forth the exclusive right of ICE Information to provide business support and technical services to Shanghai ICE. The agreement will be terminated only when ICE Information is dissolved.

Confidential Treatment Requested by Sohu.com; Bates Stamp Number SOHU-0010

Confidential Information is indicated by “[*** ***]”.

Securities and Exchange Commission

May 25, 2012

Exclusive technology consulting and services agreement between ICE Information and Shanghai ICE. This agreement provides to ICE Information the exclusive right to provide technical consultation and other related services to Shanghai ICE in exchange for a fee equal to the balance of Shanghai ICE’s gross income after deduction of related costs and expenses. The agreement will be terminated only when ICE Information is dissolved.

Certain of the contractual arrangements described above between the VIEs and the related wholly-owned subsidiaries of the Company are silent regarding renewals. However, because the VIEs are controlled by the Company through powers of attorney granted to the Company by the shareholders of the VIEs, the contractual arrangements can be, and are expected to be, renewed at the subsidiaries’ election. In addition to providing for renewals as desired, Sohu expects to review and update these agreements periodically.”

Note 17. Mezzanine Equity, page F-58

Staff Comment

9.	Please tell us what milestones and “certain circumstances” must occur in order for the noncontrolling shareholders of 7Road to be able to put their shares to the company. As part of your response, tell us what consideration you gave to disclosing these conditions.

Sohu Response

Sohu advises the Staff supplementally that [*** ***] the Company determined not to highlight [these milestones and circumstances] [*** ***] because it considered them to be sensitive from the perspective of their potential to weaken the Company’s or Changyou’s bargaining position with other potential target companies and [*** ***], and believed that the details of the milestones and circumstances were not significant enough to Sohu as a whole to require specific disclosure in the notes to the financial statements or in the body of the Form 10-K. [*** ***].

The specified milestones are (i) adjusted net profits [*** ***] of [*** ***] for [*** ***], [*** ***] for [*** ***], and [*** ***] for [*** ***] or (ii) total adjusted net profits of [*** ***] for [*** ***], without [*** ***]. The “certain circumstances” are [*** ***].

Sohu wishes to thank the Staff for its helpful comments and suggestions, and confirms that Sohu will reflect the Staff’s suggested revisions to Sohu’s disclosures in future filings as appropriate.

Please feel free to contact me at (617) 574-3511 should you require additional information or have any questions regarding this letter.

Sincerely,

/s/ Timothy B. Bancroft

Timothy B. Bancroft

cc:	Christine E. Davis (Division of Corporation Finance)

Barbara C. Jacobs, Esq. (Division of Corporation Finance)

Edwin Kim, Esq. (Division of Corporation Finance)

Tamara J. Tangen (Division of Corporation Finance)

Ms. Carol Yu (Sohu.com Inc.)

Ms. Joanna Lv (Sohu.com Inc.)

Jasmine Zhou, Esq. (Sohu.com Inc.)

Mr. William Lam (PricewaterhouseCoopers)

Mr. Gavin Chui (PricewaterhouseCoopers)